UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Notice for Annual General Meeting to be held on June 30, 2015
2.	Proxy Statement
3.	Annual Meeting Proxy Card

Item 1

GEOPARK LTD

IMPORTANT ANNUAL MEETING INFORMATION

Vote by Internet • Go to www.envisionreports.com/GPRK • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website

Annual General Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the
GEOPARK LTD Annual General Meeting to be Held on 30 JUNE 2015

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

www.envisionreports.com/GPRK

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.
Step 1: Go to www.envisionreports.com/GPRK to view the materials.
Step 2: Click on Cast Your Vote or Request Materials.
Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials - If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before June 20, 2015 to facilitate timely delivery.

Annual General Meeting Notice

GEOPARK LTD’s Annual General Meeting will be held on 30 JUNE 2015 at 1775 i (EYE) STREET, N.W. SUITE 900, WASHINGTON D.C. 20006, USA at 10:00A.M. Local Time (EDT).

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

The Board of Directors recommends a vote FOR Proposals 1 - 9:

1.	To re-elect James F. Park as Director of the Company.

2.	To re-elect Gerald E. O’Shaughnessy as Director of the Company.

3.	To re-elect Peter Ryalls as Director of the Company.

4.	To re-elect Juan Cristobal Pavez as Director of the Company.

5.	To re-elect Carlos A. Gulisano as Director of the Company.

6.	To re-elect Pedro E. Aylwin as Director of the Company.

7.	To elect Robert Bedingfield as Director of the Company.

8.	To re-appoint PricewaterhouseCoopers LLC as auditors of the Company.

9.	To authorize the Audit Committee, composed of three Directors, to fix the remuneration of the Auditors.

10.	To inform the annual report and the audited consolidated financial statements for the fiscal year ended December 31, 2014. (not a true proposal, no voting boxes).

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Directions to GeoPark Limited 2015 Annual General Meeting

Here’s how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

g	Internet - Go to www.envisionreports.com/GPRK. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

g	Telephone - Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

g	Email - Send email to investorvote@computershare.com with “Proxy Materials GEOPARK LTD” in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by June 20, 2015.

Item 2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

GEOPARK LIMITED

(Registered in Bermuda number EC33273)

ANNUAL GENERAL MEETING

GEOPARK LIMITED

(Incorporated in Bermuda with registered number EC33273)

Directors: Gerald O’Shaughnessy (Chairman) James F. Park Peter Ryalls Juan Cristóbal Pavez Carlos Alberto Gulisano Pedro Aylwin Robert Bedingfield	Registered office: Cumberland House 9th Floor 1 Victoria Street Hamilton HM11 Bermuda

May 06, 2015

Annual General Meeting of GeoPark Limited (“the Company”)

Dear Shareholder:

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 10 a.m. EDT on June 30, 2015 at 1775 I (Eye) Street N.W., Suite 900, Washington D.C. 20006, USA.

Ordinary Business

Election and Re-appointment of Directors (Resolutions 1 to 7)

James Franklin Park who was re-appointed to the Board at the 2014 AGM of the Company to serve until the 2015 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director.

Gerald Eugene O’Shaughnessy who was re-appointed to the Board at the 2014 AGM of the Company to serve until the 2015 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director.

Pedro Enrique Aylwin Chiorrini, who was appointed to the Board at the 2014 AGM of the Company to serve until the 2015 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for election as Executive Director.

Peter Ryalls, who was re-appointed to the Board at the 2014 AGM of the Company to serve until the 2015 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director.

2

Juan Cristóbal Pavez, who was re-appointed to the Board at the 2014 AGM of the Company to serve until the 2015 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director.

Carlos Alberto Gulisano, who was appointed to the Board at the 2014 AGM of the Company to serve until the 2015 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director.

Robert Bedingfield, who was appointed to fill a vacancy in the Board by Resolution of the Directors dated March 19, 2015 to serve until the 2015 AGM, is a candidate for election as Non-Executive Director to serve until the next AGM.

All retiring Directors are entitled, in accordance with the Company’s Bye-Laws, to offer themselves for re-election and they have all indicated their willingness to be re-elected. Accordingly, Resolutions 1 to 6 propose the re-appointment of all the retiring Directors. Resolution 7 proposes the election of the new candidate to the Board.

Please see below brief biographical details of each of the Directors standing for election and re-election pursuant to Resolutions 1 to 7. Your Board values the individual contributions of each of the Directors referred to above and is keen to retain their services. Accordingly, your Board recommends that you vote in favour of each of the Resolutions 1 to 7 electing and re-appointing each of the Directors.

Carlos Gulisano Age: 64 Buenos Aires, Argentina Director Since: July 2010

Mr. Gulisano has been a member of our board of directors since June 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at CONICET, the national technology research council, in Argentina. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 30 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries, including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia, Peru, Ecuador, Colombia, Venezuela, Brazil, Chile and the United States. Mr. Gulisano is also an independent consultant on oil and gas exploration and production.

	Committee Memberships
	Nomination Committee – Chairman Technical Committee - Member
	Shares and Share Equivalents Held:
	Common Shares 25,832
	Stock Awards Held
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
	15-Dec-08	15-Dec-18	100,000	0.001 US$	100,000

3

Robert Bedingfield Age: 66 Potomac, Maryland, USA Director Since: March 2015

Mr. Bedignfield has been a member of our board of directors since March 2015. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young's accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. He also served on the Board of Governors of the Congressional Country Club in Bethesda, Maryland. Since 2013, Mr. Bedingfield has also served as Board Member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

Committee Memberships
Audit Committee – Chairman
Shares and Share Equivalents Held
Common Shares: 15,000
Stock Options Held
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
Not Applicable

4

Peter Ryalls Age: 64 Norfolk, United Kingdom Director Since: April 2006

Mr. Ryalls has been a member of our board of directors since April 2006. Mr. Ryalls started his career working as a wireline engineer for Schlumberger in West Africa. Returning to the UK in 1976 to study for his Master’s degree in Petroleum Engineering at Imperial College London following which he joined Mobil North Sea. He moved to Unocal Corporation in 1979 where he held increasingly senior positions, including as Managing Director of Unocal UK in Aberdeen, Scotland, and where he developed extensive experience in offshore production and drilling operations. In 1994, Mr. Ryalls represented Unocal Corporation in the Azerbaijan International Operating Company as Vice President of Operations and was responsible for production, drilling, reservoir engineering and logistics. In 1998, Mr. Ryalls became General Manager for Unocal in Argentina. He also served as Vice President of Unocal’s Gulf of Mexico onshore oil and gas business and as Vice President of Global Engineering and Construction, where he was responsible for the implementation of all major capital projects ranging from deep water developments in Indonesia and the Gulf of Mexico to conventional oil and gas projects in Thailand. Mr. Ryalls is also an Independent Petroleum Consultant advising on international oil and gas development projects both onshore and offshore.

Committee Memberships
Remuneration Committee - Member Audit Committee – Member Technical Committee - Chairman
Shares and Share Equivalents Held
Common Shares 54,988
Stock Options Held
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
Not Applicable

5

Juan Cristóbal Pavez Age: 45 Santiago de Chile, Chile Director Since: August 2008	Mr. Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and a MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer. At Santana he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez co-founded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments, with a special focus in the energy industry, through the development of wind parks and run-of-the-river hydropower plants. Mr. Pavez is also a board member of Grupo Security, Vida Security and Hidroelétrica Totoral. Over the last few years he has been a board member of several companies, including Quintec, Enaex, CTI and Frimetal.
Committee Memberships
Audit Committee - Member Remuneration Committee - Chairman
Shares and Share Equivalents Held
Common Shares 18,863 (held personally) 2,877,804 (held trough Socoservin Overseas Limited)* * This company is held 100% by persons connected with Mr. Pavez.
Stock Options Held
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
Not Applicable

6

Pedro E. Aylwin Chiorrini Age: 55 Santiago de Chile, Chile Director Since: July 2013	Mr. Aylwin has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm of Aylwin Abogados in Santiago, Chile, where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia. Mr. Aylwin is also a member of the board of directors of Egeda España.
	Committee Memberships
	Nomination Committee - Member
	Shares and Share Equivalents Held
	Common Shares 113,031
	Stock Options Held
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
	15-Dec-08	15-Dec-18	40,000	0.001 US$	40,000
	15-Dec-10	15-Dec-20	25,000	0.001 US$	25,000
	15-Dec-11	15-Dec-21	12,000	0.001 US$	12,000

7

Gerald Eugene O’Shaughnessy Age: 66 Wichita, Kansas, USA Director Since: May 2002	Mr. O’Shaughnessy has been our Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his entire business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed the Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil and other companies active in Russia during the 1990s. Mr. O’Shaughnessy is also founder and owner of BOE Midstream, LLC, which owns and operates the Bakken Oil Express, the largest crude by rail terminal in North Dakota, serving oil producers and marketing companies active in the Bakken Shale Oil play. Over the past 25 years, Mr. O’Shaughnessy has also founded and operated companies engaged in banking, wealth management products and services, investment desktop software, computer and network security, and green clean technology, as well as other venture investments. Mr. O’Shaughnessy has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The East West Institute and The Bill of Rights Institute. Mr. O’Shaughnessy is a member of the Intercontinental Chapter of Young Presidents Organization and World Presidents’ Organization.
	Committee Memberships
	Nomination Committee - Member
	Shares and Share Equivalents Held
	Common Shares 7,601,276
	Stock Options Held
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
	23-Nov-12	23-Nov-16	270,000	0.001 US$	270,000

8

James F. Park Age: 59 Buenos Aires, Argentina Director Since: May 2002	Mr. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has extensive experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international joint ventures in North America, South America, Asia, Europe and the Middle East. He holds a degree in geophysics from the University of California at Berkeley and has worked as a research scientist in earthquake and tectonic studies. In 1978, Mr. Park joined Basic Resources International Limited, an oil and gas exploration company, which pioneered the development of commercial oil and gas production in Central America. As a senior executive of Basic Resources International Limited, Mr. Park was closely involved in the development of grass-roots exploration activities, drilling and production operations, surface and pipeline construction and crude oil marketing and transportation, and with legal and regulatory issues, and raising substantial investment funds. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Energy Holdings. Mr. Park has also been involved in oil and gas projects in California, Louisiana, Argentina, Yemen and China. Mr. Park has lived in Argentina and Chile since 2002.
	Committee Memberships
	Technical Committee - Member
	Shares and Share Equivalents Held
	Common Shares 7,441,269
	Stock Options Held
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised
	23-Nov-12	23-Nov-16	450,000	0.001 US$	450,000

Auditors (Resolution 8)

The Company, at each general meeting at which accounts are presented, appoints auditors to hold office until the close of the next such meeting. PricewaterhouseCoopers LLC has been invited to act as Auditors and they have accepted the appointment. Accordingly, it is proposed by Resolution 8 to re-appoint PricewaterhouseCoopers LLC as auditors to the Company to hold office until the close of the next such meeting.

Auditors Remuneration (Resolution 9)

Resolution 9 authorises the Audit Committee, which is composed of three independent Directors, to fix the remuneration of PricewaterhouseCoopers LLC.

Annual Report and Accounts

The Directors will present to Shareholders at the AGM the Annual Report and Accounts for the year ended 31 December 2014, together with the Auditors’ report on the 2014 Financial Statements.

9

Recommendation

Your Directors consider that the proposals described in this letter are in the best interests of the Company and therefore of the Shareholders as a whole and unanimously recommend Shareholders to vote in favour of all the resolutions to be proposed at the AGM, as they intend to do in respect of their beneficial holdings representing, in aggregate, 31.76% of the issued share capital of the Company.

Yours sincerely,

Gerald O’Shaughnessy

    Chairman

10

Item 3

GEOPARK LTD

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 11:59 p.m., EST/EDT, on June 29, 2015.
Vote by Internet
• Go to www.envisionreports.com/GPRK
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website

Vote by telephone

• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone

• Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 9.

		For	Against	Abstain
1	To re-elect James F. Park as Director of the Company.	☐	☐	☐

3.	To re-elect Peter Ryalls as Director of the Company.	☐	☐	☐

5.	To re-elect Carlos A. Gulisano as Director of the Company.	☐	☐	☐

7.	To elect Robert Bedingfield as Director of the Company.	☐	☐	☐

9.	To authorize the Audit Committee, composed of three independent Directors, to fix the remuneration of the Auditors.	☐	☐	☐

		For	Against	Abstain
2.	To re-elect Gerald E. O’Shaughnessy as Director of the Company.	☐	☐	☐

4.	To re-elect Juan Cristobal Pavez as Director of the Company.	☐	☐	☐

6.	To re-elect Pedro E. Aylwin as Director of the Company.	☐	☐	☐

8.	To re-appoint PricewaterhouseCoopers LLC as auditors of the Company.	☐	☐	☐

10.	To inform the annual report of the Directors and the audited consolidated financial statements for the fiscal year ended December 31, 2014.	☐	☐	☐

B	Non-Voting Items

Change of Address — Please print new address below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — GEOPARK LTD

Notice of 2015 Annual Meeting of Shareholders

1775 I (EYE) STREET, N.W SUITE 900-WASHINGTON D.C. 20006, USA

Proxy Solicited by Board of Directors for Annual Meeting — 30 JUNE 2015

MR. PEDRO AYLWIN and MR. BRIAN COAD, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of GeoPark Limited to be held on 30 JUNE 2015 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for directors and FOR Proposals 8 and 9.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: May 19, 2015